My Trail Company, PBC

(a Colorado public benefit corporation)

Financial Statements

December 31, 2015 and March 31, 2016

My Trail Company, PBC

Table of Contents

BROCK AND COMPANY CPAS PC





BROCK AND COMPANY
Certified Public Accountants
Business Advisors
A PROFESSIONAL CORPORATION

4949 Pearl East Circle Suite 200 Boulder Colorado 80301
(303) 444-2971 (303) 444-0869 Fax
www.brockcpas.com

agn

Independent Accountant's Review Report

Board of Directors
My Trail Company, PBC
Boulder, Colorado

We have reviewed the the accompanying financial statements of My Trail Company, PBC, which comprise the balance sheets as of December 31, 2015 and March 31, 2016, and the related statements of operations, stockholders' equity, and cash flows for the period from April 9, 2015 (inception) through December 31, 2015 and the three months ended March 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Brock and Company, CPAs, P.C.
Certified Public Accountants

Boulder, Colorado
May 10, 2016

BOULDER FORT COLLINS LITTLETON LONGMONT NORTHGLENN

My Trail Company, PBC

Balance Sheets

December 31, 2015 and March 31, 2016	2015	2016
ASSETS		
Current Assets		
Cash	$ 132,659	$ 23,585
Inventory	143,456	237,632
Total current assets	276,115	261,217
Equipment, at cost, net	39,741	49,449
Other Assets		
Product prototypes	10,000	10,000
Trademark	5,000	5,000
Other	5,000	5,000
Total other assets	20,000	20,000
Total assets	$ 335,856	$ 330,666
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable, trade	$ 5,143	$ 6,554
Accrued liabilities, gift cards	6,454	7,443
Total current liabilities	11,597	13,997
Stockholders' Equity		
Preferred stock, Series A; $5 par value; 500,000 shares authorized; 53,820 shares issued and outstanding at December 31, 2015, and 66,220 shares issued and outstanding at March 31, 2016; total preference in liquidation of $273,702 and $338,789 at December 31, 2015 and March 31, 2016, respectively	268,100	330,100
Common stock, $1 par value; 500,000 shares authorized; 168,000 shares issued and outstanding at December 31, 2015 and March 31, 2016	168,000	168,000
Accumulated deficit	(111,841)	(181,431)
Net stockholders' equity	324,259	316,669
Total liabilities and stockholders' equity	$ 335,856	$ 330,666

The accompanying Notes which are an integral part of these
financial statements and the Independent Accountant's Review Report on
Page 1 should be read with these financial statements

My Trail Company, PBC

Statements of Operations

Period from April 9, 2015 (inception) through December 31, 2015 and the three months ended March 31, 2016	2015	2016
Revenue	$ -	$ -
Operating Expenses		
General and administrative	100,637	59,248
Advertising and marketing	6,949	3,822
Depreciation	4,259	1,920
Total operating expenses	111,845	64,990
Loss From Operations	(111,845)	(64,990)
Other Income		
Interest income	4	2
Net Loss	$ (111,841)	$ (64,988)

The accompanying Notes which are an integral part of these
financial statements and the Independent Accountant's Review Report on
Page 1 should be read with these financial statements

BROCK AND COMPANY CPAS PC

My Trail Company, PBC

Statements of Stockholders' Equity

Period from April 9, 2015 (inception) through
December 31, 2015 and the three
months ended March 31, 2016

	Preferred Stock	
	Shares	Amount
Balances, April 9, 2015 (inception)	-	$ -
Issuance of common stock for equipment and intangible assets contributed	-	-
Issuance of common stock for cash	-	-
Issuance of common stock for expenses paid	-	-
Issuance of preferred stock for cash, net of offering costs of $1,000	53,820	268,100
Net loss for the period from April 9, 2015 (inception) through December 31, 2015	-	-
Balances, December 31, 2015	53,820	268,100
Issuance of preferred stock for cash	12,400	62,000
Dividends paid on preferred stock	-	-
Net loss for the three months ended March 31, 2016	-	-
Balances, March 31, 2016	66,220	$ 330,100

| Common Stock | | Accumulated | |
Shares	Amount	Deficit	Total
-	$ -	$ -	$ -
64,000	64,000	-	64,000
88,000	88,000		88,000
16,000	16,000		16,000
-	-	-	268,100
-	-	(111,841)	(111,841)
168,000	168,000	(111,841)	324,259
-	-	-	62,000
-	-	(4,602)	(4,602)
-	-	(64,988)	(64,988)
168,000	$ 168,000	$ (181,431)	$ 316,669

The accompanying Notes which are an integral part of these
financial statements and the Independent Accountant's Review Report on
Page 1 should be read with these financial statements   Page 4

BROCK AND COMPANY CPAS PC

My Trail Company, PBC

Statements of Cash Flows

Increase (Decrease) in Cash and Cash Equivalents

Period from April 9, 2015 (inception) through December 31, 2015 and the three months ended March 31, 2016	2015	2016
Cash Flows From Operating Activities		
Net loss	$ (111,841)	$ (64,988)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation expense	4,259	1,920
Expenses paid in exchange for common stock	15,000	-
Increase (decrease) from changes in assets and liabilities		
Inventory	(143,456)	(94,176)
Accounts payable, trade	5,143	1,411
Accrued liabilities	6,454	989
Net cash used by operating activities	(224,441)	(154,844)
Cash Flows From Investing Activities		
Purchases of equipment	-	(11,628)
Net cash used by financing activities	-	(11,628)
Cash Flows From Financing Activities		
Proceeds from issuance of preferred stock	269,100	62,000
Proceeds from the issuance of common stock	88,000	-
Payment of dividends on preferred stock	-	(4,602)
Net cash provided by financing activities	357,100	57,398
Net Increase (Decrease) in Cash and Cash Equivalents	132,659	(109,074)
Cash and Cash Equivalents, Beginning of Period	-	132,659
Cash and Cash Equivalents, End of Period	$ 132,659	$ 23,585
Supplemental Information		
Equipment and intangible assets acquired, and offering costs paid in exchange for common stock	$ 65,000	$ -

The accompanying Notes which are an integral part of these
financial statements and the Independent Accountant's Review Report on
Page 1 should be read with these financial statements

My Trail Company, PBC
Notes to Financial Statements

December 31, 2015 and March 31, 2016

Note 1 – Summary of Significant Accounting Policies

*Company's Organization and Activities. My Trail Company, PBC (t*he "Company") is organized as a public benefit corporation, and was incorporated in Colorado on April 9, 2015. On May 15, 2015, the Company acquired certain assets formerly owned by GoLite, LLC, a limited liability company previously controlled by the Company's controlling stockholder. The Company has been operating in the development stage, with efforts primarily focused on raising capital and debt financing, product development and marketing. The Company intends to produce, market and sell high quality outdoor equipment and apparel, and support trail systems in Colorado.

Basis of Accounting. The Company's records are maintained on the accrual basis of accounting. Revenues are recognized when earned and expenses are recognized when incurred.

Use of Estimates in Preparing Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. For the purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Inventory. Inventory, consisting primarily of outdoor equipment and apparel, is stated at the lower of first-in, first-out (FIFO) cost, or market. The Company utilizes contract manufacturers to produce inventory.

Depreciation and Amortization. Equipment is stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of the property and equipment, which are as follows:

	Life in Years
Warehouse equipment	7
Production equipment	7
Furniture and fixtures	7
Computer equipment	5

Product Prototypes. Product prototypes are used in development, and sales and marketing, and are expected to be sold at a later date.

Intangible Assets. Intangible assets consist of trademarks and other intangibles. Indefinite-lived intangibles are tested for impairment annually. Finite-lived intangibles are amortized over their estimated economic life on the straight-line method.

My Trail Company, PBC
Notes to Financial Statements

December 31, 2015 and March 31, 2016

Note 1 – Summary of Significant Accounting Policies (continued)

Long-lived Assets. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Advertising. The Company expenses the cost of advertising as incurred. The Company expensed $6,949 and $3,822 to advertising and marketing during the period from April 9, 2015 (inception) through December 31, 2015 and the three months ended March 31, 2016, respectively.

Income Taxes. The Company recognizes deferred income tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In addition, the Company recognizes future tax benefits to the extent that realization of such benefits is more likely than not. The recognition of deferred tax assets is reduced by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Company utilizes the provisions of ASC 740, pertaining to accounting for uncertainty in income taxes. The pronouncement requires the use of a more-likely-than-not recognition criteria before and separate from the measurement of a tax position. An entity shall initially recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

The Company has evaluated the recognition, measurement, presentation, and disclosure relating to uncertain tax positions. Management has determined that the effects of uncertain tax positions that are anticipated in its initial filing are not material to the Company for recognition or disclosure in the accompanying financial statements. Accordingly, no provision has been made in the financial statements for federal or state income tax expense or benefits for uncertain tax positions.

All income tax years open for examination are subject to taxation at corporate tax rates. The short tax year for the period from April 9, 2015 (inception) through December 31, 2015 is the initial tax year for the Company. Additionally, penalties and interest may be assessed on income taxes that become delinquent.

Concentrations. The Company has one supplier that currently accounts for all production of inventory since inception.

The Company maintains it's cash balances in a limited number of financial institutions. Cash balances may exceed Federal Deposit Insurance Corporation limits from time to time.

My Trail Company, PBC
Notes to Financial Statements

December 31, 2015 and March 31, 2016

Note 1 – Summary of Significant Accounting Policies (continued)

Subsequent Events. Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through May 10, 2016, which is the date the financial statements were available to be issued.

Note 2 –Initial Capitalization

On May 15, 2015, 100,000 shares of the Company's common stock were issued in exchange for cash, expenses paid, and assets formerly owned by GoLite, LLC, a limited liability company previously controlled by the party receiving the shares of stock.

A condensed summary of assets acquired in the initial capitalization on May 15, 2015 is as follows:

	Amount
Equipment	$ 54,000
Cash	20,000
Cash paid for training expenses	16,000
Intangible assets	10,000
Total assets acquired	$ 100,000

Note 3 –Inventory

Inventory consists of work-in-process with a contract manufacturer with a cost of $143,456 and $237,632 at December 31, 2015 and March 31, 2016, respectively.

Note 4 – Intangible Assets

Intangible Assets. The Company has acquired certain intangible assets through the purchase of assets formerly owned by GoLite, LLC, a limited liability company previously controlled by a related party and the purchase of trademarks.

Intangible assets consist of the following:

	December 31, 2015	March 31, 2016
Trademark	$ 5,000	$ 5,000
Other intangible assets	5,000	5,000
	$ 10,000	$ 10,000

BROCK AND COMPANY CPAS PC

My Trail Company, PBC
Notes to Financial Statements

December 31, 2015 and March 31, 2016

Note 5 – Equipment

Equipment consists of the following:

	December 31, 2015	March 31, 2016
Warehouse equipment	$ 34,950	$ 34,950
Production equipment	2,800	2,800
Furniture and fixtures	4,450	4,450
Computer equipment	1,800	13,428
	44,000	55,628
Less accumulated depreciation	(4,259)	(6,179)
	$ 39,741	$ 49,449

The Company recorded depreciation expense of $4,259 and $1,920 during the period from April 9, 2015 (inception) through December 31, 2015 and during the three months ended March 31, 2016, respectively.

Note 6 – Line of Credit

The Company has a $1,000,000 line of credit agreement with GemCap Lending I, LLC effective in March 2016. Borrowings bear interest at the prime rate, plus 14.75%, with interest payments due monthly. At March 31, 2016 there were no outstanding borrowings. The note is due on demand, and is collateralized by substantially all business assets. The agreement matures in March 2018.

Note 7 – Stockholders' Equity

Preferred Stock. The Company's Articles of Incorporation authorize the issuance of up to 500,000 shares of preferred stock, with a par value of $5 per share. The preferred stock is designated as Series A Preferred Stock. Series A Preferred Stock is not convertible into common stock or any other security of the Company. In the event of liquidation, holders of Series A Preferred Stock have distribution preference over holders of common stock.

At anytime, holders of Series A Preferred Stock may request that the Company redeem their shares. If the request is made less than five years after the shares were issued, the Company may, but is not required, to redeem the shares at a redemption price equal to the original purchase price less any dividends previously paid. If the request is made at least five years after the shares were issued, the Company must redeem the shares at a redemption price equal to the original purchase price plus any accrued but unpaid dividends.

In addition, the Company has the option to redeem any shares of preferred stock at any time. If the redemption is made less than ten years after the shares were issued, the redemption price is two times the original purchase price of such shares, less the aggregate amount of dividends previously paid. If the shares are redeemed at least ten years after the shares were issued, the redemption price is the original purchase price plus the amount of accrued but unpaid dividends. There were no redemptions of preferred stock at December 31, 2015 or March 31, 2016.

My Trail Company, PBC
Notes to Financial Statements

December 31, 2015 and March 31, 2016

Note 7 – Stockholders' Equity (continued)

Dividends on Series A Preferred Stock accrue at an annual rate of 10%, and are payable annually at the discretion of the Board of Directors. Dividends earned through December 31, 2015 totaling $4,602 were paid in January 2016. Dividends earned that are unpaid are cumulative. Dividends earned for the three months ended March 31, 2016 totaled $7,689.

Common Stock. The Company's Articles of Incorporation authorize the issuance of up to 500,000 shares of common stock, with a par value of $1 per share. Dividends on shares of common stock shall not be declared or paid unless all accrued dividends on shares of Series A Preferred Stock have been paid, or are paid simultaneously. All voting rights with respect to the affairs of the Corporation belong to holders of common stock, proportionately to the number of common stock shares held.

Note 8 – Income Taxes

Deferred tax assets are comprised of the following tax effects:

	December 31, 2015	March 31, 2016
Future taxable amounts		
Depreciation	$ (7,800)	$ (7,600)
Future deductible amounts		
Net operating loss carryforwards	47,400	70,000
Net future deductible amounts	39,600	62,400
Valuation allowance	(39,600)	(62,400)
	$ -	$ -

As of March 31, 2016, the Company has net operating loss carryforwards for both federal and Colorado that can be used to offset future taxable income totaling $189,000, which expire in varying amounts through 2036.

Realization of the income tax benefits of future deductible amounts is dependent on the Company's ability to generate taxable income in amounts sufficient to absorb net operating loss carryovers prior to their expiration. Provisions of the Internal Revenue Code pertaining to changes in ownership interest, alternative minimum taxes and credit limitations may limit the amount of carryovers that may be absorbed in any specific year.

Note 9 – Life Insurance

The Company is the owner and beneficiary of a $4,000,000 term life insurance policy covering its Chief Executive Officer.

BROCK AND COMPANY CPAS PC

My Trail Company, PBC
Notes to Financial Statements

December 31, 2015 and March 31, 2016

Note 10 – Subsequent Event and Commitment

Operating Lease. During April 2016, the Company entered into an operating lease for facilities located in Boulder, Colorado. The lease commenced in May 2016 and expires in October 2016, and includes two separate options to renew for six months each, at the option of the Company. The lease require monthly base rental payments of $920, and the Company pays a pro-rata portion of utilities.

Future scheduled base rental payments for the Company's lease total $5,520, which are due in 2016.